CUSIP NO.: M81863116	SCHEDULE 13D	PAGE 1 of 4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934
(Amendment No. 18)*

RADA ELECTRONIC INDUSTRIES LIMITED

(Name of Issuer)

Ordinary Shares, Par Value NIS .015 Per Share

(Title of Class of Securities)

M81863116

(CUSIP Number)

Paul Yuen
YCS Investments – Suite 800
170 Maiden Lane
San Francisco, CA 94108

415-710-7508
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page should be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: M81863116	SCHEDULE 13D	PAGE 2 of 4

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Howard P.L. Yeung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b)[X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES	7	SOLE VOTING POWER 6,109,990
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 6,109,990
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,109,990
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.35%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Based on 15,898,965 Ordinary Shares that the Issuer advised were issued and outstanding as of August 5, 2015.

CUSIP NO.: M81863116	SCHEDULE 13D	PAGE 3 of 4

This Amendment amends Item 5 of the Statement on Schedule 13D filed by Howard P.L. Yeung, an individual residing in Hong Kong (“Mr. Yeung”), on June 8, 1998, as amended, relating to the Ordinary Shares, par value NIS .015 per share (the “Ordinary Shares”), of the Issuer, by amending such item as set forth below.

Item 5:  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended by adding the following to the disclosure already made under the indicated subparagraphs of Item 5:

a.           Mr. Yeung owns directly 3,121,990 Ordinary Shares, representing 19.63% of the outstanding Ordinary Shares. If Mr. Yeung were to convert the remaining debt described under Item 5(c) below (assuming conversion at $1.00 per share), he would own 6,109,990 Ordinary Shares, representing approximately 32.35% of the outstanding Ordinary Shares. These percentages are based on 15,898,965 Ordinary Shares issued and outstanding as of August 5, 2015, according to  the prospectus filed by the Issuer on July 31, 2015. Any percentages in this report that assume conversion of the debt include in the total number of outstanding Ordinary Shares the number of Ordinary Shares that would be beneficially acquired by Mr. Yeung upon the conversion of the remaining debt. The filing of this statement shall not be construed as an indication that Mr. Yeung will seek conversion of the entire debt described under Item 5(c) below.

As previously reported, Mr.Yeung owns 50% of the issued and outstanding capital stock of Horsham Enterprises Limited, a British Virgin Islands corporation (“Horsham”). Horsham currently owns 450,029 Ordinary Shares (the “Horsham Shares”). If, by virtue of his ownership interest in Horsham, Mr. Yeung is deemed to be the beneficial owner of the Horsham Shares, Mr. Yeung would be the beneficial owner of 6,560,019 Ordinary Shares (assuming conversion of the remaining debt). Such 6,560,019 Ordinary Shares would represent 34.73% of the total number of the outstanding Ordinary Shares. The filing of this statement shall not be construed as an admission that Mr. Yeung is the beneficial owner of the Horsham Shares.

b.           Mr. Yeung has sole voting and sole dispositive power over the 3,121,990 Ordinary Shares he directly owns and over any Ordinary Shares acquired pursuant to the conversion of the debt described under Item 5(c) below.

c.            Prior to the recent offering by the Issuer, and as of June 30, 2015, the Issuer was indebted to its  lenders, including Faith Content Development Limited, or FCD, a company controlled by Mr. Yeung,  in the amount of $9.9 million. The Issuer utilized a portion of the proceeds of its recent public offering of 6,910,569 Ordinary Shares to repay $4,862,000 of principal and $1,785,342 of  accrued interest (as of August 10, 2015) owed to FCD. As a result, the Issuer’s indebtedness to FCD was reduced to $2,988,000.

The issuance of 6,910,569 Ordinary Shares had a dilutive effect on Mr. Yeung’s holdings.

Pursuant to the second amendment to the standstill agreement among the Issuer and its lenders, including FCD,  dated April 27, 2015, and filed by the Issuer on June 3, 2015,  Mr. Yeung is entitled to convert some or all of the remaining debt, from time to time into Ordinary Shares. The terms of such conversion are as follows: (x) the minimum amount to be converted at any one time is $300,000 of debt; (y) the share issue price will be the lower of $1.00 or 15% below the preceding seven (7) days volume weighted average price. Assuming the conversion of the entire debt owed to FCD as of August 10, 2015 at $1.00 per share, an additional 2,988,000 Ordinary Shares would be issuable to FCD.

d.           Not applicable.

e.           Not applicable.

CUSIP NO.: M81863116	SCHEDULE 13D	PAGE 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2015

/s/ Howard P.L. Yeung
Howard P.L. Yeung